UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation and Appointment of Chief Financial Officer

On March 17, 2025, Mr. Peng Chee Yong tendered his resignation as the Chief Financial Officer (“CFO”) of Mobile-health Network Solutions (the “Company”), effective on June 16, 2025. Mr. Peng has advised the Company that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill in the vacancy created by the resignation of Mr. Peng as the CFO of the Company, on May 13, 2025, the Board appointed Mr. Leong Aik Huat to serve as the new CFO of the Company, effective on June 16, 2025.

Leong Aik Huat, aged 58, has over three decades of financial leadership experience across diverse industries, including education, technology, and corporate finance. From October 2019 to November 2024, Mr. Leong was Senior Group Financial Controller at OSIM International Pte Ltd, managing complex financial operations and strategic growth. He also held key financial leadership positions at publicly listed companies, serving as Financial Controller at Raffles Education Ltd. (from July 2002 to January 2016) and Oriental University City (HK) Ltd. (from February 2016 to October2019). Mr. Leong holds a Bachelor of Science and Master of Science degree from the National University of Singapore and is a Certified Practising Accountant (CPA) Australia. His extensive expertise in financial reporting, compliance, and strategic decision-making continues to drive sustainable growth for the Company.

In connection with Mr. Leong’s appointment, the Company granted him stock options to purchase 40,000 Class A Ordinary Shares of the Company under the Company’s Employee Incentive Plan. The stock options have an exercise price of $1.38 per share and will expire in May 2026.

There are no family relationships between Mr. Leong and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Leong and any other person pursuant to which he was appointed.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mobile-health Network Solutions

Date: June 6, 2025	By:	/s/ Siaw Tung Yeng
	Name:	Siaw Tung Yeng
	Title:	Co-Chief Executive Officer

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